SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                         7 November, 2002


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Broadband Strategy Update announcement made on  6 November, 2002.
            2. 2nd Quarter Results announcement made on 7 November, 2002.
            3. Interim Report announcement made on 7 November, 2002.

Exhibit No. 1

                                                                November 6, 2002



                     NEW STRATEGIC ALLIANCE WITH MICROSOFT

                       WILL BOOST BT'S BROADBAND STRATEGY

BT has become one of Microsoft's key European telecoms partners after signing a new strategic alliance that will see the two companies collaborating on how to bring dynamic broadband applications to the market for residential and business customers.

The alliance - negotiated throughout the summer - has been signed by the chief executives of both companies, Ben Verwaayen for BT and Steve Ballmer for Microsoft Corp. This moves Microsoft's relationship with BT onto the same footing as its other alliances in the global telecom sector - Korea Telecom in Asia and Verizon in the US.

This announcement clearly demonstrates Microsoft's deep level of commitment to the broadband strategy and technologies being deployed by BT. It also builds on the partnership between BT and Microsoft on existing projects like Xbox Live and web services.

The alliance is a marriage of BT's broadband capability and Microsoft's strength in .Net technology. Both companies will now be putting their best development teams to work in inventing and revolutionising communications over broadband.

Microsoft and BT will focus their efforts on five key programmes, developing applications for:

  - multi-media home computing
  - increasing the productivity and flexibility of large organisations
  - the new generation of mobile computing
  - .Net and web services
  - portals

Around 30 separate projects are included within the five programmes, with details being announced as they progress. The latest of these involves discussions with Microsoft about becoming the software and digital content partner for BT Home Computing, the one-stop service to take the hassle out of going online.

Steve Ballmer, chief executive of Microsoft, said: "Microsoft is strongly committed to speeding up the adoption of broadband in the UK, and we are very excited about BT's broadband strategy and innovative no-frills product, which we believe is a great catalyst for broadband penetration.

"We are taking this important step because BT is a company that delivers - it has a proactive broadband strategy and a passionate focus on customer satisfaction. This alliance with BT is very important to Microsoft. Both our organisations will be working hard to ensure we spot the right opportunities and quickly bring to market great products and services that match the needs of our customers," added Ballmer.

Ben Verwaayen, chief executive of BT Group, said: "Make no mistake, this alliance is not window dressing. Our relationship with Microsoft in Europe is moving on to an unprecedented and exciting level that will bring real benefits for the customers of both companies.

"BT has accelerated on all fronts during the past year to make broadband available to more customers across the UK. Now we want to do all we can to make broadband as attractive as possible to potential customers, residential and business, by giving them the compelling applications that will deliver a superb online experience that meets their needs and aspirations. That's where this alliance comes in.

"By combining our broadband drive with Microsoft's software capability, this will be a formidable alliance that will transform the experience of our broadband users."

                        --------------------------------

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. Calls may also be made to the BT Retail Press Office on 020 7356 4523/6045

          All BT group news releases can be accessed at our web site:

                        http://www.btplc.com/mediacentre

Journalists can also contact The Microsoft Press Centre on 0870 20 77377. Lines are open 9.00am to 6.00pm Monday to Friday or email ukprteam@microsoft.com

Exhibit No. 2



                                                                November 7, 2002




SECOND QUARTER AND HALF YEAR RESULTS TO SEPTEMBER 30, 2002

SECOND QUARTER AND HALF YEAR HIGHLIGHTS

     -     Group turnover* of GBP4,661 million, up 2 per cent

     -     Profit before taxation* of GBP496 million, up 55 per cent

     -     Earnings per share* of 3.7 pence, up 54 per cent

     -     Free cash flow of GBP552 million generated

     -     Net debt reduced by GBP285 million in the quarter

     -     Interim dividend of 2.25 pence per share

     -     Broadband end users of 451,000 at November 1

     -     Customer satisfaction well ahead of the competition




 *from continuing activities before goodwill amortisation and exceptional items



Chairman's statement

Sir Christopher Bland, Chairman, commenting on the second quarter results, said:


        "This is an excellent set of results. The operating performance of the business has been particularly strong in a difficult market. We generated over half a billion pounds in free cash flow in the quarter.

             I am pleased to report that we will be paying an interim dividend of 2.25 pence per share.

             The recently announced agreement to dispose of our stake in Cegetel will see net debt reduce by a further GBP2.5 billion on completion.

             These results demonstrate our ability to reduce debt, reward our shareholders and invest for the future."

Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the second quarter results said:


        "We continue to make strong progress in achieving our key goals of improving cash flow, earnings per share and customer satisfaction. Free cash flow was GBP552 million and earnings per share* increased by 54 per cent over last year to 3.7 pence, well ahead of our targets. Customer satisfaction was also well ahead of the competition.

             Our revenue growth in the quarter was 2 per cent. Although the three year revenue target of 6 to 8 per cent compound annual growth is unlikely to be achieved in the present market conditions, we expect total revenue growth for the second half to be in line with current market expectations. Future revenue growth will benefit from our focus on developing new wave initiatives, particularly in broadband and ICT."

        *from continuing activities before goodwill amortisation and exceptional items

BT Group's results, excluding discontinued activities, exceptional items and goodwill amortisation, are summarised in the following table:

                                  RESULTS FOR THE SECOND QUARTER AND HALF YEAR
                                             TO SEPTEMBER 30, 2002

                             BT Group's continuing activities before goodwill amortisation and exceptional items

                                        Second quarter                                       Half year
                                   2002           2001  Better (worse)                2002          2001  Better (worse)
                                   GBPm           GBPm               %                GBPm          GBPm               %
Group turnover                    4,661          4,557               2               9,248         9,055               2

EBITDA before leaver              1,515          1,403               8               2,974         2,825               5
costs

EBITDA after leaver               1,478          1,385               7               2,781         2,808             (1)
costs

Group operating profit              729            657              11               1,299         1,350             (4)

Net interest charge                 295            352              16                 595           798              25

Profit before taxation              496            321              55                 818           521              57

Profit after taxation               331            206              61                 546           300              82

Earnings per share                 3.7p           2.4p              54                6.2p          3.7p              68

Capital expenditure                 559            660              15               1,108         1,365              19

Net debt                                                                            13,112        16,529              21





GROUP RESULTS

Group turnover increased year on year by 2 per cent to GBP4,661 million in the second quarter. This was a good performance in a difficult market for telecoms operators and solutions businesses. Although the three year revenue target of 6 to 8 per cent compound annual growth is unlikely to be achieved in the present market conditions, we expect total revenue growth for the second half to be in line with current market expectations. Future revenue growth will benefit from our focus on developing new wave initiatives.

Group operating profit before goodwill amortisation and exceptional items at GBP729 million for the quarter was GBP72 million higher than the second quarter of last year, with improved gross margins in BT Retail, cost reductions across the lines of business and reduced losses in the overseas activities of BT Ignite. The strong operating performance is despite the negative operating profit effect of unwinding the Concert global venture, the Telereal property sale and leaseback and the impact of GBP37 million of leaver costs (GBP18 million last year). The operating improvement does however reflect the year on year effect of one off charges of GBP52 million, relating to certain regulatory decisions, made in the second quarter of last year.

BT's share of associates and joint ventures operating profits before goodwill amortisation was GBP66 million (GBP9 million last year) in the quarter, benefiting from the unwind of Concert and improved results from Cegetel.

Net interest payable was GBP295 million for the quarter, an improvement of GBP57 million against last year as a result of the significant reduction in the level of net debt.

Profit before taxation of GBP496 million in the quarter increased by 55 per cent reflecting the underlying operating performance of the group and lower net interest costs.

The taxation charge for the quarter was GBP165 million; this represents an effective rate of 33.3 per cent (35.8 per cent last year) on the profit before exceptional items and goodwill amortisation.

Earnings per share before goodwill amortisation and exceptional items were 3.7 pence for the quarter (2.4 pence last year), an increase of 54 per cent.

Goodwill amortisation at GBP3 million for the quarter was GBP38 million lower than last year. This reduction reflects the disposals and goodwill impairment write downs made last year. Earnings per share after goodwill amortisation and exceptional items were 3.7 pence compared to a loss of 15.0 pence last year.

An interim dividend of 2.25 pence per share will be paid on February 10, 2003 to shareholders on the register on December 31, 2002. We expect this year's final dividend to be slightly more than the historical level of one and a half times the interim dividend. Our progressive dividend policy remains unchanged.

Underlying performance and intra-group trading

In the line of business commentaries that follow, references to "underlying performance" are to trading performance after adjusting for the estimated impact of the Concert unwind and business acquisitions and disposals on the line of business results. Trends in the results of the lines of business are described by reference to the underlying performance.

The group results have not been adjusted for the pro forma impact of the Concert unwind.

There is extensive trading between the lines of business, the effect of which is eliminated in arriving at the group results. The intra-group turnover and intra-group costs of BT Retail for comparative periods and the first quarter ended June 30, 2002 have been restated to reflect changes to the intra-group trading arrangements.





OPERATING PERFORMANCE BY LINE OF BUSINESS


Second quarter ended                            Group              EBITDA  Group operating profit Capital expenditure on
September 30, 2002 (i)                       Turnover  Before exceptional  (loss) before goodwill   plant, equipment and
                                                                    Items        amortisation and     property additions
                                                 GBPm                           exceptional items
                                                                     GBPm                    GBPm                   GBPm

BT Retail                                       3,288                 439                     388                     26
BT Wholesale                                    2,833                 990                     512                    385
BT Ignite                                       1,267                  34                   (115)                     93
BT Openworld                                       67                (16)                    (22)                      1
Other                                              85                  31                    (34)                     54
Intra-group items (ii)                        (2,879)                   -                       -                      -
Total                                           4,661               1,478                     729                    559




Half year ended                                 Group              EBITDA  Group operating profit Capital expenditure on
September 30, 2002 (i)                       turnover  before exceptional  (loss) before goodwill   plant, equipment and
                                                                    items        amortisation and     property additions
                                                 GBPm                           exceptional items
                                                                     GBPm                   GBPm                   GBPm

BT Retail                                       6,463                 858                     758                     46
BT Wholesale                                    5,583               1,835                     885                    744
BT Ignite                                       2,513                  44                   (245)                    187
BT Openworld                                      132                (38)                    (46)                      2
Other                                             168                  82                    (53)                    129
Intra-group items (ii)                        (5,611)                   -                       -                      -
Total                                           9,248               2,781                   1,299                  1,108

 i. See note 2 on pages 24 and 25 for prior year figures
ii. Includes elimination of turnover between businesses, which is included in the turnover of the originating business



BT Retail

                                   Second quarter ended September 30                          Half year
                                                                                          ended September 30
                                                         Better (worse)
                             2002         2001               Actual   Underlying              2002         2001
                                                                       (b)
                             GBPm         GBPm                    %              %            GBPm         GBPm
Group turnover              3,288            3,184 (a)            3              1           6,463             6,315 (a)
Gross margin                  948          846                   12              8           1,906        1,723
Sales, general and            509          531                                               1,048        1,047
administration costs
EBITDA                        439          315                   39             39             858          676
Depreciation                   51           46                                                 100           91
Operating profit              388          269                   44             44             758          585

Capital expenditure            26           18                 (44)           (44)              46           48

Operating free                413          297                   39             39             812          628
cash flow

(a) Internal turnover restated to reflect changes in intra-group trading arrangements

(b) Adjusting for the effect of the Concert unwind





Compared to the second quarter of last year, BT Retail increased turnover by GBP46 million (1 per cent). Operating profits increased by GBP119 million (44 per cent) due to margin improvements and cost reductions.

The estimated impact on BT Retail of integrating the returning Concert multinational customers and associated sales staff on the reported results for the second quarter of last year would have been to increase turnover by GBP58 million (in the product areas of fixed network calls, exchange line connections and private circuits) and increase gross margin by GBP34 million. There would have been no impact on EBITDA and operating profit.


        Turnover for the quarter is summarised as follows:

                                         Second quarter ended September 30                            Half year

                                                                Better (worse)
BT Retail turnover                  2002         2001            Actual       Underlying              2002          2001
                                                  (a)                         (b)                                    (a)
                                    GBPm         GBPm                 %                %              GBPm          GBPm

Voice Services
Fixed network calls                1,200        1,217               (1)              (2)             2,361         2,392
Analogue lines                       772          743                4                4             1,529         1,487
Other                                454          433                5              (2)               893           867
                                   2,426        2,393                1                -             4,783         4,746
Intermediate Products
Narrowband access (inc.              215          187                15               12               418           363
ISDN)
Digital private circuits             270          298                (9)             (12)              560           606
Other                                184          160                15               10               354           317
                                     669          645                 4                1             1,332         1,286

New Wave                             193          146                32               32               348           283
Total                              3,288        3,184                 3                1             6,463         6,315

Sales to other BT                    458          515              (11)              (2)               884         1,038
businesses incl. above


(a) Internal turnover restated to reflect changes in intra-group trading arrangements

(b) Adjusting for the effect of the Concert unwind

Turnover from voice services was unchanged from the second quarter of last year, with growth in the consumer market being offset by a decline in the business market. Within this, turnover from fixed network calls including outbound international calls, calls to mobile phones and calls to the internet decreased by 2 per cent to GBP1,200 million reflecting a reduction in call volumes. The effect was partly offset by an increase in revenue from packages such as BT Together and from analogue line rentals and connections.

     The continued success of BT Together and BT Answer 1571 has held the rate of decline in geographic call volumes in BT Retail to 4 per cent, consistent with the last quarter. In the second quarter of last year the rate of decline was 5 per cent. The growth in fixed to mobile call minutes of 7 per cent (5 per cent in the last quarter), compares to 13 per cent in the second quarter of last year. Internet related and other non-geographic call minutes declined by 8 per cent compared to the second quarter of last year mainly due to customers continuing to switch to either FRIACO (Flat Rate Internet Access Call Origination) based internet products or, increasingly, broadband.

     Within the residential voice market BT Retail has maintained market share at around 73 per cent as it has done since June 2000. In the business voice market, excluding the returned Concert businesses, estimates show BT Retail's market share to be down around 0.5 percentage points since the first quarter to 45 per cent.

     Turnover from analogue exchange lines of GBP772 million increased by 4 per cent compared to the second quarter of last year as a result of rebalancing tariff charges. The number of residential voice lines has remained stable.

     Other voice services include operator services, directory enquiries, payphones and chargecards. Turnover from these services decreased by 2 per cent to GBP454 million compared to the second quarter of last year.

     Turnover from intermediate products of GBP669 million increased by 1 per cent compared to the second quarter of last year, despite the continued migration of customers from retail private circuits to partial private circuits, the effect of which is estimated at GBP41 million for the quarter. Narrowband
(ISDN) lines continue to grow and at 3.7 million are 11 per cent higher than last year. Total business lines grew by 1 per cent reflecting the growth in ISDN lines. Other services comprise hardware, conferencing and other data services.

     New Wave revenue grew by 32 per cent in the quarter as a result of the continued focus on the information, communications and technology ("ICT"), broadband and mobility products. The benefit of product launches during the quarter should contribute to further revenue growth in the second half of the year.

     During the quarter BT Retail announced the next strand of its ICT strategy, namely the provision of applications management, hosting, mobility and web services which together with the IP infrastructure portfolio products helped BT achieve some notable wins: Unilever, Dixons Group and Leisure Link.

     BT Retail fully launched its direct broadband product on September 22, 2002. Volumes are being stimulated by an extensive marketing campaign.

     September also saw the launch of the BT click&buy micropayments service which offers customers a secure means of buying digital content on the internet. At launch, twenty content partners were on-line with a further twenty-five signed up.

     The increase in gross margin of GBP68 million (1.7 percentage points to 28.8 per cent) compared to the second quarter of last year continues to benefit from a more favourable traffic mix, value added offers and lower wholesale prices. The prior year effect of one-off charges relating to regulatory decisions, totalling GBP30 million, in the second quarter of last year has also improved the year on year gross margin.

     Cost transformation programmes have generated a 10 per cent saving in sales, general and administration costs of GBP56 million against the second quarter of last year. These savings have been driven by the implementation of the call centre rationalisation programme, the reduction in business expenses, lower service payments resulting from improvements in service quality and other similar cost transformation programmes. On a full year basis these programmes are expected to deliver GBP200 million savings in the voice services and intermediate products.

     EBITDA in the second quarter was GBP124 million (39 per cent) higher than the prior year which enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) of GBP413 million in the quarter; GBP116 million better than the second quarter of last year.

     The second quarter saw continued success in achieving our objective of establishing "clear blue water" against the competition for customer satisfaction. Customer satisfaction was well ahead in all areas of the business with Consumer achieving 80 per cent satisfaction (9 per cent ahead of the competition), Business achieving 67 per cent (3 per cent ahead) and Major Business achieving 66 per cent (10 per cent ahead).

BT Wholesale

                                         Second quarter ended September 30                            Half year
                                                                                                 ended September 30
                                                                 Better (worse)
                                   2002            2001      Actual          Underlying*              2002          2001
                                   GBPm            GBPm                %               %              GBPm          GBPm
Group turnover                    2,833        3,027                 (6)               -             5,583         6,016

Total operating costs             1,872           2,090                                              3,808         4,185
before depreciation
Other operating income               29              54                                                 60           120
EBITDA                              990             991                -               -             1,835         1,951
Depreciation                        478             468                                                950           941
Operating profit                    512             523              (2)             (2)               885         1,010

Capital expenditure                 385             439               12              12               744           884

Operating free                      605             552               10              10             1,091         1,067
cash flow

*Adjusting for the effect of the Concert unwind and transfer of a major account from BT Ignite

     BT Wholesale's turnover for the quarter at GBP2,833 million was flat and operating profit was 2 per cent lower than the second quarter of last year at GBP512 million. Operating free cash flow has continued to improve, showing growth of 10 per cent, mainly as a result of tight control of capital expenditure.

                                       Second quarter ended September 30                             Half year
                                                                                                 ended September 30
                                                               Better (worse)
BT Wholesale turnover             2002            2001       Actual        Underlying*              2002            2001
                                  GBPm            GBPm            %                  %              GBPm            GBPm

Internal turnover                1,968        2,097             (6)                (3)             3,878           4,135
Concert                              -          148             n/m                n/m                 -             286
UK fixed operators                 515          480               7                  4             1,020             976
UK mobile operators                350             302           16                 16               685             619
Total                            2,833           3,027          (6)                  -             5,583           6,016


*Adjusting for the effect of the Concert unwind and transfer of a major account from BT Ignite

     Turnover was flat due to the adverse market conditions in the telecommunications sector and a reduction in prices.

     External turnover in the quarter of GBP865 million showed an increase of GBP66 million (8 per cent) over the second quarter of last year. This partly reflects the year on year effect of regulatory provisions, made in the second quarter of last year, for the retrospective effect of the Oftel Number Translation Services (NTS) determination. This reduced prior year revenues by GBP22 million.

New business external revenues, including broadband and solutions, at GBP45 million were 55 per cent higher than the second quarter of last year reflecting, in part, the significant growth of wholesale ADSL lines of which there were 451,000 as at November 1, 2002.

Within traditional products, the impact of price reductions - due to flat rate price packages, new Network Charge Control (NCC) pricing formulae and Oftel determinations - coupled with unfavourable market conditions have continued to slow turnover growth. Mobile operator originated transit continues to grow although the effect is partly offset by the decline in fixed operator originated transit. FRIACO revenues continue to grow but are partly offset by the slow down in the conveyance revenues they substitute. Also, revenues from retail private circuits are down, due to migration of customers to lower priced partial private circuits.

Internal turnover in the quarter at GBP1,968 million showed a decrease of GBP65 million (3 per cent) due to a reduction in both volumes and prices charged to BT Retail, partly offset by an increase in sales (including ADSL) to other BT lines of business.

Despite network volume increases, BT Wholesale's operating costs, excluding depreciation, of GBP1,872 million were broadly flat against the second quarter of last year. Full time equivalent staff numbers have reduced by 8 per cent since the second quarter of last year, the benefit of which is recognised in lower capital investment and improved operating efficiencies. Leaver costs were GBP6 million in the second quarter, GBP5 million higher than last year.

Depreciation at GBP478 million increased by GBP10 million (2 per cent) reflecting the move towards shorter asset lives partly offset by reduced capital expenditure.

Operating profit decreased by GBP11 million (2 per cent) whilst operating profit margins remained stable at 18 per cent.

Capital expenditure at GBP385 million decreased by GBP54 million (12 per cent) reflecting the continued tight control over capital investment.

BT Wholesale has maintained its focus on managed cash costs (operating costs excluding payments to other network operators and depreciation, plus capital expenditure). Managed cash costs at GBP1,436 million decreased by 3 per cent despite an increase in network volumes. Managed cash cost savings are GBP133 million, year to date, and BT Wholesale remains on track to achieve the full year target savings of GBP200 million after allowing for price and volume effects.

BT Ignite

                                         Second quarter ended September 30                             Half year
                                                                                                   ended September 30
                                                                 Better (worse)
                                   2002            2001        Actual       Underlying*               2002          2001
                                   GBPm            GBPm                %                %             GBPm          GBPm
Group turnover                    1,267           1,131               12                1            2,513         2,146
EBITDA                               34              34                -              n/m               44            70
Group operating loss              (115)            (87)             (32)               25            (245)         (165)
Capital expenditure                  93             104               11               48              187           246
Operating free cash flow           (59)            (70)               16               70            (143)         (176)


*Adjusting for the effect of the Concert unwind, acquisitions and disposals and the transfer of a major account to BT Wholesale

     BT Ignite made good progress in the quarter with a significant improvement in underlying profitability and cash flow despite experiencing difficult trading conditions in the corporate sector and reduced carrier revenues. Underlying operating losses for the quarter were reduced by 25 per cent on last year.

Underlying turnover for the quarter grew at 1 per cent to GBP1,267 million. This includes the impact of a 16 per cent fall in Global Carrier turnover primarily due to the decline in trade with AT&T and Worldcom following the unwind of the Concert global venture. Excluding Global Carrier, BT Ignite's turnover grew by 6 per cent. Global Products grew by 10 per cent and Solutions by 9 per cent. Syntegra has outperformed the declining systems integration market, holding turnover at around last year's level. European Connectivity turnover fell by 2 per cent to GBP243 million due mainly to the decline of non-core revenues as BT Ignite has exited non profitable elements of the SME and consumer markets in Europe. Growth in core European Connectivity revenues was 5 per cent compared to the second quarter of last year.

     Costs have been managed carefully to compensate for the lower revenue growth with EBITDA improving by GBP49 million over the second quarter of last year. As part of the cost reduction programme approximately 350 people left under early leaver terms at a cost of GBP14 million (GBP5 million last year). Excluding leaver costs EBITDA was GBP58 million ahead. All businesses generated an improvement in EBITDA compared to the second quarter of last year.

     European operations have made excellent progress towards their targeted EBITDA break even run rate by March 31, 2003 with their combined EBITDA improving by GBP25 million to a loss of GBP4 million. The results benefited from one off credits in the quarter of GBP3 million. During the second quarter Spain became the second operation to generate positive EBITDA, following Ireland in the first quarter.

     The operating loss was GBP101 million in the quarter before early leaver costs, a GBP48 million improvement from the second quarter of last year.

     Capital expenditure was GBP93 million in the quarter, GBP87 million lower than the second quarter of last year. As a result, the operating free cash outflow (EBITDA less capital expenditure) of GBP59 million was 70 per cent better than the second quarter of last year.

BT Openworld

                                            Second quarter ended September 30               Half year ended September 30
                                               2002              2001            Better             2002            2001
                                               GBPm              GBPm                 %             GBPm            GBPm
Group turnover                                   67                56                20              132             102
EBITDA                                         (16)              (25)                36             (38)            (63)
Group operating loss                           (22)              (36)                39             (46)            (77)
Capital expenditure                               1                 3                67                2               5
Operating free cash flow                       (17)              (28)                39             (40)            (68)


     BT Openworld made further good improvements in turnover, profitability and cash flow. Turnover for the second quarter was GBP67 million, an increase of GBP11 million (20 per cent) on the second quarter of last year. The improvement is mainly due to growth in new broadband products and continued growth in the core narrowband product range.

     EBITDA loss for the second quarter was GBP16 million, GBP9 million (36 per cent) less than the second quarter of last year and GBP6 million less than the previous quarter. Operating losses fell by 39 per cent to GBP22 million. The reduced losses reflect economies of scale from increased volumes, in particular in the narrowband business, which is now EBITDA positive. This is well ahead of the target date of March 31, 2003.

     As at September 30, 2002, BT Openworld had 213,000 broadband customers, representing approximately 20 per cent of the total UK broadband market.



CASH FLOW AND NET DEBT

Cash inflow from operating activities amounted to GBP1,423 million in the quarter. This represents a strong conversion of profits into cash with EBITDA of GBP1,478 million in the quarter. The reported cash inflow last year of GBP1,433 million in the quarter was generated from both the continuing and discontinued activities of the Group.

The cash outflow on fixed asset purchases was GBP602 million in the quarter which compares to GBP804 million from the continuing activities last year. This reflects the continued management focus and control over capital expenditure. Full year capital expenditure is expected to be around GBP2.8 billion.

Free cash flow (before acquisitions and disposals, dividends and financing) was GBP552 million in the quarter.

Net debt at September 30, 2002 was GBP13.1 billion, a reduction of GBP285 million in the quarter. BT repaid GBP381 million of gross borrowings during the quarter, principally bonds held by Esat, the group's Irish subsidiary.

The group's gross borrowings at September 30, 2002 totalled GBP16,978 million, compared with GBP18,440 million at March 31, 2002. After deducting short term investments and cash of GBP3,866 million (GBP4,739 million at March 31, 2002), net debt was GBP13,112 million at September 30, 2002 (GBP13,701 million at March 31, 2002).

In the third quarter the previously announced annual deficiency funding and special contribution for early leavers' pension costs, totalling approximately GBP340 million, will be paid to the BT Pension Scheme. In addition, bond interest payments of approximately GBP370 million will be made.

POST BALANCE SHEET EVENTS

On October 16, 2002, BT agreed to sell its 26 per cent stake in Cegetel for EUR4.0 billion (GBP2.5 billion) in cash representing a return of around two and a half times on the total investment in Cegetel. BT will recognise a profit of approximately GBP1.4 billion after taking account of goodwill of GBP0.9 billion that had previously been written off directly to reserves. The transaction is conditional upon relevant regulatory approvals and is expected to complete during the second half of the year.

A review has been undertaken of the group's London office strategy with a view to reducing the number of office based staff and the number of office locations in the London and M25 area. It is anticipated this will require an exceptional property rationalisation charge of between GBP150 and GBP200 million to be recognised in the third quarter.

On October 8, 2002 the shareholders of Blu SpA agreed to the sale of their shares to Telecom Italia Mobile. As a result BT expects to write back approximately GBP150 million of exceptional charges when the transaction completes.

_____________________________________________________________________

     The half year report, which contains the independent review report of the auditors, will be advertised in the Financial Times on November 8, 2002.

The third quarter results of BT Group are expected to be announced on February 13, 2003.



GROUP PROFIT AND LOSS ACCOUNT

for the three months ended September 30, 2002
                                                                          Continuing activities
                                                                    Before goodwill           Goodwill             Total
                                                                   amortisation and   amortisation and
                                                                  exceptional items except-ional items
                                                                                              (note 7)

(unaudited)                                      Notes                         GBPm               GBPm              GBPm
Total turnover                                                                5,094                  -             5,094
Group's share of associates and joint ventures                                (433)                  -             (433)
turnover
Group turnover                                        2                       4,661                  -             4,661
Other operating income                                                           44                  -                44
Operating costs                                                             (3,976)                (3)           (3,979)

Group operating profit (loss)                         2                         729                (3)               726
Group's share of operating profits of associates      4                          66                  -                66
and joint ventures
Total operating profit (loss)                                                   795                (3)               792

Loss on sale of fixed asset investments and                                       -                (4)               (4)
group undertakings
Profit on sale of property fixed assets                                           3                  -                 3
Amounts written off investments                                                 (7)                  -               (7)
Net interest payable                                  6                       (295)                  -             (295)

Profit (loss) before taxation                                                   496                (7)               489

Taxation                                                                      (165)                  -             (165)

Profit (loss) after taxation                                                    331                (7)               324
Minority interests                                                              (9)                  -               (9)
Profit (loss) attributable to shareholders                                      322                (7)               315

Earnings per share
- basic                                               9                        3.7p                                 3.7p
- diluted                                                                      3.7p                                 3.6p



GROUP PROFIT AND LOSS ACCOUNT
for the three months ended September 30, 2001
                                                              Continuing activities
                                                        Before goodwill          Goodwill     Discontinued         Total
                                                       amortisation and  amortisation and   activities and
                                                      exceptional items      except-ional     eliminations
                                                                                    items         (note 1)
                                                                                 (note 7)
(unaudited)                                Notes                   GBPm              GBPm             GBPm          GBPm

Total turnover                                                    5,487                 -              774         6,261
Group's share of associates and joint                           (1,087)                 -             (27)       (1,114)
ventures turnover
Trading between group and principal                                 157                 -                -           157
joint venture
Group turnover                               2                    4,557                 -              747         5,304
Other operating income                       3                       74                 -              (2)            72
Operating costs                                                 (3,974)             (123)            (935)       (5,032)

Group operating profit (loss)                2                      657             (123)            (190)           344
Group's share of operating profits           4                        9             (825)                2         (814)
(losses) of associates and joint
ventures
Total operating profit (loss)                                       666             (948)            (188)         (470)

Profit on sale of fixed asset                                         -                 2                9            11
investments and group undertakings
Profit on sale of property fixed assets                               7                 -                -             7
Amounts written off investments                                       -             (535)                -         (535)
Net interest payable                         6                    (352)                 -             (10)         (362)

Profit (loss) before taxation                                       321           (1,481)            (189)       (1,349)

Taxation                                                          (115)               (2)             (10)         (127)

Profit (loss) after taxation                                        206           (1,483)            (199)       (1,476)
Minority interests                                                  (1)                 -                -           (1)
Profit (loss) attributable to                                       205           (1,483)            (199)       (1,477)
shareholders

Earnings (loss) per share                    9
- basic                                                            2.4p                                          (17.3)p
- diluted                                                          2.4p                                          (17.3)p



GROUP PROFIT AND LOSS ACCOUNT

for the six months ended September 30, 2002
                                                                      Continuing activities
                                                                  Before goodwill            Goodwill              Total
                                                                 amortisation and    amortisation and
                                                                exceptional items  except-ional items
                                                                                             (note 7)
(unaudited)                                       Notes                      GBPm                GBPm               GBPm

Total turnover                                                             10,092                   -             10,092
Group's share of associates and joint ventures                              (844)                   -              (844)
turnover
Group turnover                                      2                       9,248                   -              9,248
Other operating income                                                         96                   -                 96
Operating costs                                                           (8,045)                (11)            (8,056)

Group operating profit (loss)                       2                       1,299                (11)              1,288
Group's share of operating profits of               4                         115                   -                115
associates and joint ventures
Total operating profit (loss)                                               1,414                (11)              1,403

Profit on sale of fixed asset investments and       5                           -                  66                 66
group undertakings
Profit on sale of property fixed assets                                         6                   -                  6
Amounts written off investments                                               (7)                   -                (7)
Net interest payable                                6                       (595)                   -              (595)

Profit before taxation                                                        818                  55                873

Taxation                                                                    (272)                   -              (272)

Profit after taxation                                                         546                  55                601
Minority interests                                                           (11)                   -               (11)
Profit attributable to shareholders                                           535                  55                590

Dividends                                           8                                                              (194)
Retained profit for the period                                                                                       396

Earnings per share                                  9
- basic                                                                      6.2p                                   6.9p
- diluted                                                                    6.2p                                   6.8p



GROUP PROFIT AND LOSS ACCOUNT

for the six months ended September 30, 2001
                                                                Continuing activities
                                                        Before goodwill          Goodwill     Discontinued         Total
                                                       amortisation and  amortisation and   activities and
                                                      exceptional items      except-ional     eliminations
                                                                                    items         (note 1)
                                                                                 (note 7)
(unaudited)                                Notes                   GBPm              GBPm             GBPm          GBPm

Total turnover                                                   10,921                 -            2,394        13,315
Group's share of associates and joint                           (2,188)                 -            (691)       (2,879)
ventures turnover
Trading between group and principal                                 322                 -                -           322
joint venture
Group turnover                               2                    9,055                 -            1,703        10,758
Other operating income                       3                      167                 -                1           168
Operating costs                                                 (7,872)             (166)          (2,044)      (10,082)

Group operating profit (loss)                2                    1,350             (166)            (340)           844
Group's share of operating profits           4                     (43)             (843)               62         (824)
(losses) of associates and joint
ventures
Total operating profit (loss)                                     1,307           (1,009)            (278)            20

Profit on sale of fixed asset                                         -               129            4,366         4,495
investments and group undertakings
Profit on sale of property fixed assets                              12                 -                -            12
Amounts written off investments                                       -             (535)                -         (535)
Net interest payable                         6                    (798)                 -             (38)         (836)

Profit (loss) before taxation                                       521           (1,415)            4,050         3,156

Taxation                                                          (221)                 2             (53)         (272)

Profit (loss) after taxation                                        300           (1,413)            3,997         2,884
Minority interests                                                  (1)                 -             (13)          (14)
Profit (loss) attributable to                                       299           (1,413)            3,984         2,870
shareholders

Earnings per share                           9
- basic                                                            3.7p                                            35.8p
- diluted                                                          3.7p                                            35.5p



GROUP CASH FLOW STATEMENT

for the three months and six months ended September 30, 2002

                                                         Second quarter                             Half year
                                                       ended September 30                      ended September 30
                                                    2002                2001                2002                2001
(unaudited)                                         GBPm                GBPm                GBPm                GBPm

Net cash inflow from operating                     1,423               1,433               2,735               2,687
activities (note 10)

Dividends from associates and joint                    1                   1                   1                   1
ventures

Net cash outflow for returns on                    (235)               (138)               (606)               (679)
investments and servicing of finance

Taxation paid                                       (58)               (144)               (146)               (238)

Purchase of tangible fixed assets                  (602)             (1,204)             (1,269)             (2,240)
Net sale of fixed asset investments                    1                  55                   1                  70
Sale of tangible fixed assets                         22                  21                  42                 138
Net cash outflow for capital expenditure           (579)             (1,128)             (1,226)             (2,032)
and financial investments

Acquisitions                                       (105)                (32)               (127)               (974)
Disposals                                              -                 383                 128               6,393
Net cash inflow (outflow) for                      (105)                 351                   1               5,419
acquisitions and disposals

Equity dividends paid                              (173)                   -               (173)                   -

Cash inflow before use of liquid                     274                 375                 586               5,158
resources and financing

Management of liquid resources                       334               3,878               1,117             (3,959)

Issue of ordinary share capital                        -                 107                  42               5,983
New loans                                             17                   1                  20                   2
Repayment of loans                                 (381)               (499)             (1,467)               (789)
Net movement on short-term borrowings                  -             (4,365)                (64)             (6,297)

Net cash outflow from financing                    (364)             (4,756)             (1,469)             (1,101)
Increase (decrease) in cash                          244               (503)                 234                  98

Decrease in net debt from cash flows                 274                 482                 628              11,141
(note 11)



GROUP BALANCE SHEET

at September 30, 2002
                                                                             September 30                   March 31
                                                                      2002                  2001                2002
                                                                              (unaudited)                   (note 1)
                                                                      GBPm                  GBPm                GBPm

Fixed assets
Intangible assets                                                      230                18,557                 252
Tangible assets                                                     15,995                21,748              16,078
Investments                                                            946                 1,797               1,221
                                                                    17,171                42,102              17,551
Current assets
Stocks                                                                 104                   253                 111
Debtors                                                              5,384                 6,186               5,272
Investments                                                          3,748                 6,973               4,581
Cash at bank and in hand                                               118                   404                 158
                                                                     9,354                13,816              10,122
Creditors: amounts falling due within one year
Loans and other borrowings                                           1,584                 6,202               2,195
Other creditors                                                      7,180                 8,239               7,195
                                                                     8,764                14,441               9,390

Net current assets (liabilities)                                       590                 (625)                 732

Total assets less current liabilities                               17,761                41,477              18,283

Creditors: amounts falling due after more than one year
Loans and other borrowings                                          15,394                17,704              16,245

Provisions for liabilities and charges (note 12)                     2,304                 2,763               2,324

Minority interests                                                      67                    78                  72

Capital and reserves (note 13)
Called up share capital                                                434                 9,890                 434
Reserves                                                             (438)                11,042               (792)
Total equity shareholders' funds (deficiency)                          (4)                20,932               (358)

                                                                    17,761                41,477              18,283



NOTES



1     Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the report and accounts of BT Group plc for the year ended March 31, 2002. Figures for the year ended March 31, 2002 are extracts from the group accounts for that year.

The group accounts for the year ended March 31, 2002, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

The activities of mmO2, Japan Telecom, J-Phone Communications, Airtel and Yell were disposed of in the year ended March 31, 2002, and are shown as discontinued operations in the profit and loss account for the comparative periods. The eliminations are intra-group eliminations.

2     Results of businesses

The tables below show the results of BT's lines of business. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements are subject to review and have changed in certain instances. Comparative figures were restated for these changes during the first quarter.

During the second quarter, the intra-group turnover and intra-group costs of BT Retail for comparative periods and the first quarter ended June 30, 2002 have been further restated to reflect refinements to the intra-group trading arrangements. This has no impact on the group results.



2     Results of businesses continued

(a)     Operating results
                                                               Group turnover      EBITDA before  Group operating profit
                                                                               exceptional items  (loss) before goodwill
                                                                                                        amortisation and
                                                                                                       exceptional items
                                                                         GBPm               GBPm                    GBPm

    Second quarter ended
    September 30, 2002

BT Retail                                                               3,288                439                     388
BT Wholesale                                                            2,833                990                     512
BT Ignite                                                               1,267                 34                   (115)
BT Openworld                                                               67               (16)                    (22)
Other                                                                      85                 31                    (34)
Intra-group items (ii)                                                (2,879)                  -                       -
Total before exceptional items                                          4,661              1,478                     729



    Second quarter ended
    September 30, 2001 (i)

BT Retail                                                               3,184                315                     269
BT Wholesale                                                            3,027                991                     523
BT Ignite                                                               1,131                 34                    (87)
BT Openworld                                                               56               (25)                    (36)
Other                                                                      69                 70                    (12)
Intra-group items (ii)                                                (2,910)                  -                       -
Total continuing activities before exceptional items                    4,557              1,385                     657
Discontinued activities                                                 1,062                 71                    (94)
Intra-group items (ii)                                                  (315)                  -                       -
Total before exceptional items                                          5,304              1,456                     563




2     Results of businesses continued

(a)     Operating results continued
                                                               Group turnover      EBITDA before  Group operating profit
                                                                               exceptional items  (loss) before goodwill
                                                                                                        amortisation and
                                                                                                       exceptional items
                                                                         GBPm               GBPm                    GBPm

    Half year ended
    September 30, 2002

BT Retail                                                               6,463                858                     758
BT Wholesale                                                            5,583              1,835                     885
BT Ignite                                                               2,513                 44                   (245)
BT Openworld                                                              132               (38)                    (46)
Other                                                                     168                 82                    (53)
Intra-group items (ii)                                                (5,611)                  -                       -
Total before exceptional items                                          9,248              2,781                   1,299



    Half year ended
    September 30, 2001 (i)

BT Retail                                                               6,315                676                     585
BT Wholesale                                                            6,016              1,951                   1,010
BT Ignite                                                               2,146                 70                   (165)
BT Openworld                                                              102               (63)                    (77)
Other                                                                     173                174                     (3)
Intra-group items (ii)                                                (5,697)                  -                       -
Total continuing activities before exceptional items                    9,055              2,808                   1,350
Discontinued activities                                                 2,270                176                   (152)
Intra-group items (ii)                                                  (567)                  -                       -
Total before exceptional items                                         10,758              2,984                   1,198




(i) The results of the lines of business for the quarter ended September 30, 2001 and the half year ended September 30, 2001 have been restated to reflect changes to intra-group trading arrangements.

(ii) Includes elimination of intra-group turnover between businesses which is included in the total turnover of the originating business.

2     Results of businesses continued

BT Ignite analysis
                                                 Second quarter ended                                  Half year
                                                     September 30                                  ended September 30
                                                                   Better (worse)
Before goodwill amortisation            2002         2001     Actual                                2002            2001
and exceptional items                   GBPm         GBPm          %     Underlying (i)             GBPm            GBPm
                                                                                      %
Group turnover

Solutions                                475          434          9                  9              919             844
Syntegra                                 143          145        (1)                  -              285             288
Global Products                          459          379         21                 10              899             737
Global Carrier                           247           64        286               (16)              499             124
Other and eliminations                  (57)          109                                           (89)             153
                                       1,267        1,131         12                  1            2,513           2,146
European connectivity included           243          248        (2)                (2)              490             473
above

EBITDA
Solutions                                 45           31                                             83              69
Syntegra                                   5            3                                              8               5
Global Products                         (27)            5                                           (64)             (6)
Global Carrier                            34            5                                             76               4
Other (ii)                              (23)         (10)                                           (59)             (2)
                                          34           34          -                n/m               44              70
European connectivity included           (4)         (29)                                           (19)            (53)
above

Group operating
profit (loss)
Solutions                                 26           11                                             47              29
Syntegra                                   2            1                                              3               -
Global Products                        (123)         (51)                                          (253)           (115)
Global Carrier                            13         (11)                                             32            (29)
Other (ii)                              (33)         (37)                                           (74)            (50)
                                       (115)         (87)       (32)                 25            (245)           (165)
European connectivity included          (43)         (68)                                          (101)           (131)
above

Capital expenditure                       93          104         11                 48              187             246

Operating free cash flow                (59)         (70)         16                 70            (143)           (176)


(i) Adjusted for the effect of the Concert unwind, acquisitions and disposals and the transfer of a major account to BT Wholesale.

(ii) Other is after charging leaver costs of GBP14 million in the second quarter (GBP5 million last year) and GBP39 million (GBP5 million last year) in the half year ended September 30, 2002.

BT Ignite's comparative figures for the segmental results have been reclassified to reflect the new internal financial reporting lines that were introduced with effect from March 31, 2002.

2     Results of businesses continued

(b)     Capital expenditure on plant, equipment and motor vehicle additions

                                                      Second quarter                              Half year
                                                    ended September 30                       ended September 30
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
BT Retail                                                  26                18                     46                48
BT Wholesale                                              385               439                    744               884
BT Ignite                                                  93               104                    187               246
BT Openworld                                                1                 3                      2                 5
Other                                                      54                96                    129               182
Total continuing activities                               559               660                  1,108             1,365

Discontinued activities                                     -               339                      -               624
Total                                                     559               999                  1,108             1,989



(c)     Net operating assets (liabilities)
                                                                                September 30                    March 31
                                                                                        2002                        2002
                                                                                        GBPm                        GBPm
BT Retail                                                                              (141)                       (187)
BT Wholesale                                                                          12,117                      12,163
BT Ignite                                                                              1,510                       1,486
BT Openworld                                                                            (37)                        (28)
Other                                                                                    926                         900
Total                                                                                 14,375                      14,334


        Note: Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax). The March 31, 2002 comparatives have been restated to reflect changes to the method of allocating central balances to the lines of business.



3     Other operating income

In the quarter and half year ended September 30, 2001 other operating income included income from the provision of administration services to the Concert global venture of GBP28m and GBP70m, respectively.

4     Group's share of profits (losses) of associates and joint ventures

                                                      Second quarter                              Half year
                                                    ended September 30                       ended September 30
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Share of operating profits (losses) before                 66                 9                    115              (43)
goodwill amortisation and exceptional items
Provision for impairment of Concert                         -             (806)                      -             (806)
tangible fixed assets and goodwill, and
share of redundancy and unwind costs
Provision for impairment of other                           -              (10)                      -              (10)
associates and joint ventures assets and
goodwill
Amortisation of goodwill                                    -               (9)                      -              (27)
Share of operating profits (losses) of                     66             (816)                    115             (886)
continuing associates and joint ventures
Discontinued activities                                     -                 2                      -                62
Total share of operating profits (losses)                  66             (814)                    115             (824)
of associates and joint ventures

5     Profit on sale of fixed asset investments and group undertakings

The profit in the six months ended September 30, 2002 of GBP66m is mainly attributable to the sale of BSkyB shares.

6     Net interest payable
                                                             Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Group                                                     343               460                    678               975
Joint ventures and associates                               6                35                     16                77
Total interest payable                                    349               495                    694             1,052
Interest receivable                                      (54)             (133)                   (99)             (216)
Net interest payable                                      295               362                    595               836

Analysed:
Continuing activities                                     295               352                    595               798
Discontinued activities                                     -                10                      -                38
                                                          295               362                    595               836



7     Exceptional items and goodwill amortisation
                                                             Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Attributable to continuing activities:
Impairment of Concert and AT&T Canada                       -           (1,153)                      -           (1,153)
investments
Impairment of other investments and related                 -             (221)                      -             (221)
costs
Costs related to mmO2 demerger                              -              (68)                      -              (82)
Profit (loss) on sale of group undertakings               (4)                 2                     66               129
and fixed asset investments
Goodwill amortisation                                     (3)              (41)                   (11)              (88)
Net credit (charge) before tax and minority               (7)           (1,481)                     55           (1,415)
interests

Attributable to discontinued activities:
Profit on sale of group undertakings and                    -                 9                      -             4,366
fixed asset investments
mmO2 demerger costs                                         -               (6)                      -               (6)
Goodwill amortisation                                       -              (90)                      -             (194)
Net credit (charge) before tax and minority                 -              (87)                      -             4,166
interests
Total exceptional items and goodwill                      (7)           (1,568)                     55             2,751
amortisation

8     Dividends
                                                             Half year                                Half year
                                                        ended September 30                       ended September 30
                                                         2002              2001                   2002              2001
                                                         pence per share                          GBPm              GBPm

Interim dividend                                         2.25                 -                    194                 -




9     Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

                                                      Second quarter                              Half year
                                                    ended September 30                       ended September 30
                                                  2002              2001                   2002              2001
                                                     million of shares                        million of shares
Basic                                             8,613             8,530                  8,609             8,021
Diluted                                           8,649             8,578                  8,659             8,086

10     Reconciliation of operating profit to operating cash flow

                                                      Second quarter                              Half year
                                                    ended September 30                       ended September 30
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Group operating profit                                    726               344                  1,288               844
Depreciation and amortisation                             752             1,031                  1,493             2,045
Changes in working capital                               (93)                96                   (88)             (212)
Provision movements and other                              38              (38)                     42                10
Net cash inflow from operating activities               1,423             1,433                  2,735             2,687

11     Net debt

(a)     Analysis

                                                                           At September 30                    At March 31
                                                                        2002              2001                      2002
                                                                        GBPm              GBPm                      GBPm
Long-term loans and other borrowings falling due                      15,394            17,704                    16,245
after more than one year
Short-term borrowings and long-term loans and other                    1,584             6,202                     2,195
borrowings falling due within one year
Total debt                                                            16,978            23,906                    18,440
Short-term investments                                               (3,748)           (6,973)                   (4,581)
Cash at bank                                                           (118)             (404)                     (158)
Net debt at end of period                                             13,112            16,529                    13,701




11     Net debt continued

(b)     Reconciliation of net cash flow to movement in net debt

                                                            Second quarter                              Half year
                                                          ended September 30                       ended September 30
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Net debt at beginning of period                        13,397            17,481                 13,701            27,942
Decrease in net debt resulting from                     (274)             (482)                  (628)          (11,141)
cash flows
Net debt assumed or issued on acquisitions                  -                 -                   (13)              (15)
Currency and other movements                             (16)               174                     17                27
Other non-cash movements                                    5             (644)                     35             (284)
Net debt at end of period                              13,112            16,529                 13,112            16,529

12     Provisions for liabilities and charges

                                                                       Second quarter                         Year ended
                                                                     ended September 30                         March 31
                                                                    2002                 2001                       2002
                                                                    GBPm                 GBPm                       GBPm
Deferred taxation                                                  2,146                2,276                      2,140
Pension provisions (a)                                                33                  372                         29
Other provisions                                                     125                  115                        155
                                                                   2,304                2,763                      2,324


(a) The pension provision relating to the BT Pension Scheme of GBP351m at September 30, 2001 has moved into a prepayment of GBP231m at September 30, 2002 and is included in debtors.

13     Share capital and reserves

                                                                  Share capital             Reserves               Total
                                                                           GBPm                 GBPm                GBPm
Balances at April 1, 2002                                                   434                (792)               (358)
Profit for the six months ended September 30, 2002                            -                  590                 590
Dividend                                                                      -                (194)               (194)
Goodwill written back on disposals                                            -                    6                   6
Currency movements (a)                                                        -                 (48)                (48)
Balances at September 30, 2002                                              434                (438)                 (4)

(a) Net of GBP7m movement on the retranslation of foreign borrowings and other hedging instruments in the six months ended September 30, 2002.



14     Earnings before interest, taxation, depreciation and amortisation
(EBITDA)

                                                             Second quarter                              Half year
                                                          ended September 30                       ended September 30
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Group operating profit before exceptional                 726               441                  1,288               955
items
Depreciation                                              749               893                  1,482             1,786
Amortisation                                                3               122                     11               243
EBITDA before exceptional items                         1,478             1,456                  2,781             2,984

Analysed:
Continuing activities                                   1,478             1,385                  2,781             2,808
Discontinued activities                                     -                71                      -               176
Total before exceptional items                          1,478             1,456                  2,781             2,984



15     United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted
Accounting Principles.
                                                           Second quarter                              Half year
                                                          ended September 30                       ended September 30
                                                         2002              2001                   2002              2001

Net income (loss) attributable to                         514           (1,046)                    725             2,705
shareholders (GBP million) including
discontinued activities and exceptional
items

Earnings (loss) per ADS (GBP)

    - basic                                              0.60            (1.23)                   0.84              3.37

    - diluted                                            0.59            (1.23)                   0.84              3.35


     Each American Depositary Share (ADS) represents 10 ordinary shares of BT
Group plc.

     Shareholders' equity, calculated in accordance with United States Generally
Accepted Accounting Principles, is GBP3,798m deficiency at September 30, 2002
(September 30, 2001 - GBP18,538m surplus, March 31, 2002 - GBP4,247m deficiency).





Forward-looking statements - caution advised

     Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding broadband growth and the benefits of other new wave initiatives; the possible or assumed future results of operations of BT and/or its lines of business; dividend cover and the group's cash position; expectations regarding revenue growth, capital expenditure, investment plans, cost reductions, return on capital employed and pension funding; the sale of Blu SpA; the disposal of Cegetel and net debt.

     Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance; the reintegration of Concert; and the outcome of the actuarial funding valuation as at December 31, 2002. BT Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Exhibit No. 3


BT Group Half Year Results and Interim Report

Chairman's Statement

"This is an excellent set of results. The operating performance and cash generation of the business has been particularly strong in a difficult market.

I am pleased to report that we will be paying an interim dividend of 2.25 pence per share.

The recently announced agreement to dispose of our stake in Cegetel will see net debt reduce by a further GBP2.5 billion on completion.

These results demonstrate our ability to reduce debt, reward our shareholders and invest for the future."

                                     Sir Christopher Bland, 6 November 2002

_______________________________________________________________________________

Review

Group turnover from continuing activities increased by 2 per cent. This was a good performance in difficult market conditions. Although the three year revenue target of 6 to 8 per cent compound annual growth is unlikely to be achieved in the present market conditions, we expect total revenue growth for the second half to be in line with current market expectations. Future revenue growth will benefit from our focus on developing new wave initiatives.

Group profit before taxation* increased by 57 per cent to GBP818 million reflecting improved gross margins in BT Retail, cost reductions across the lines of business, reduced operating losses in the overseas activities of BT Ignite and a reduction in the level of interest payable.

Earnings per share* were 6.2 pence, an increase of 68 per cent.

An interim dividend of 2.25 pence per share will be paid on 10 February 2003 to shareholders on the register on 31 December 2002. We expect this year's final dividend to be slightly more than the historical level of one and a half times the interim dividend. Our progressive dividend policy remains unchanged.

Cash inflow from operating activities amounted to GBP2,736 million, representing a strong conversion of profits into cash. Capital expenditure at GBP1,108 million was 19 per cent lower than last year reflecting the continued management focus and control over capital expenditure. Full year expenditure is expected to be around GBP2.8 billion. Net debt was reduced by a further GBP589 million to GBP13.1 billion at 30 September 2002.

Exceptional profits of GBP66 million reflect the gain on disposal of BSkyB shares.

On 16 October 2002 we agreed to sell our stake in Cegetel, subject to regulatory approval, for approximately GBP2.5 billion which will generate a profit of approximately GBP1.4 billion.

*from continuing activities before goodwill amortisation and exceptional items

____________________________________________________________________

Group profit and loss account for the six months ended 30 September

(unaudited)
                                                                           2002                2001
                                                                           (a)                 (b)
                                                                           GBPm                  GBPm
Turnover, including share of ventures                                      10,092              13,315
Group turnover                                                             9,248               10,758
Group operating profit                                                     1,288               844
Share of operating profit (loss) of ventures                               115                 (824)
Profit on sale of investments and group undertakings                       66                  4,495
Profit on sale of property fixed assets                                    6                   12
Amounts written off investments                                            (7)                 (535)
Net interest payable                                                       (595)               (836)
Profit before taxation                                                     873                 3,156
Taxation                                                                   (272)               (272)
Profit after taxation                                                      601                 2,884
Minority interests                                                         (11)                (14)
Profit attributable to shareholders                                        590                 2,870
Interim dividend                                                           (194)               -
Earnings per share
- basic                                                                    6.9p                35.8p
- diluted                                                                  6.8p                35.5p
Earnings per share before goodwill amortisation and exceptional items
- basic                                                                    6.2p                3.7p
- diluted                                                                  6.2p                3.7p
Interim dividend per share                                                 2.25p               -


    (a) Results are wholly from continuing activities.

    (b) Includes the results of discontinued activities - mmO2, Japan Telecom, J-Phone Communications, Airtel and Yell.

________________________________________________________________________



Group cash flow statement for the six months ended 30 September

(unaudited)
                                                                               2002                2001
                                                                               GBPm                GBPm
Inflow from operating activities, including ventures                           2,736               2,688
Outflow for returns on investments                                             (606)               (679)

and servicing of finance
Taxation paid                                                                  (146)               (238)
Outflow for capital expenditure and financial investments                      (1,226)             (2,032)
Inflow for acquisitions and disposals                                          1                   5,419
Equity dividends paid                                                          (173)               -
Inflow before use of liquid resources and financing                            586                 5,158
Management of liquid resources                                                 1,117               (3,959)
Outflow from financing                                                         (1,469)             (1,101)
Increase in cash                                                               234                 98

________________________________________________________________________

Group balance sheet

                                                            30 September                              31 March
                                                            2002                 2001 (a)             2002
                                                                           (unaudited)
                                                            GBPm                 GBPm                 GBPm
Fixed assets                                                17,171               42,102               17,551
Current assets                                              9,354                13,816               10,122
Current liabilities                                         (8,764)              (14,441)             (9,390)
Net current assets (liabilities)                            590                  (625)                732
Total assets less current liabilities                       17,761               41,477               18,283
Creditors: amounts falling due after one year               15,394               17,704               16,245
Provisions for liabilities and charges                      2,304                2,763                2,324
Minority interests                                          67                   78                   72
Capital and reserves                                        (4)                  20,932               (358)
                                                            17,761               41,477               18,283

(a)     Before the demerger of mmO2.

__________________________________________________________________



Notes

 1. This statement has been prepared in accordance with the accounting policies in the statutory accounts for the year ended 31 March 2002.

2     The figures for the year ended 31 March 2002 are extracts from those accounts. A copy of the statutory accounts for that year, on which the auditors have issued an unqualified report, has been delivered to the Registrar of Companies.

If you have any queries as a shareholder please call Freefone 0808 100 4141. Further information about BT and these financial results may be found on the internet at

www.btplc.com/investorcentre

BT Group plc

81 Newgate Street, London EC1A 7AJ

________________________________________________________________________



Independent Review Report to

BT Group plc

Introduction

We have been instructed by the company to review the financial information which comprises the group profit and loss account, group cash flow statement, group balance sheet and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.





PricewaterhouseCoopers, Chartered Accountants

London. 6 November 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 7 November, 2002